                             PEAKSOFT MULTINET CORP.

                FORM 52-109F1 - CERTIFICATION OF INTERIM FILINGS

I, TIMOTHY W. METZ, CEO/DIRECTOR OF PEAKSOFT MULTINET CORP., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUERS' ANNUAL AND INTERIM FILINGS) of PEAKSOFT MULTINET CORP (the issuer) for the period ending 31 DECEMBER 2006 ;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

     (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;
     (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
     (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

13 February 2007


/s/ "T.W. Metz" (signed)
-----------------------------
[Signature] CEO/Director

                FORM 52-109F1 - CERTIFICATION OF INTERIM FILINGS

I, TIMOTHY W. METZ, PRESIDENT & CHIEF EXECUTIVE OFFICER ACTING AS CHIEF FINANCIAL OFFICER OF PEAKSOFT MULTINET CORP., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUERS' ANNUAL AND INTERIM FILINGS) of PEAKSOFT MULTINET CORP (the issuer) for the period ending 31 DECEMBER 2006 ;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

     (d) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;
     (e) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
     (f) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

13 February 2007


/s/ "T.W. Metz" (signed)
--------------------------
[Signature]

President & Chief Executive Officer
(acting as Chief Financial Officer for the purpose of this certification)

                             PEAKSOFT MULTINET CORP.
                        CONSOLIDATED FINANCIAL STATEMENTS
                                        &
                                     REPORT
                     FOR THE QUARTER ENDED 31 December 2006


                      (Prepared by Management - Unaudited)

December 31, 2006

LETTER TO SHAREHOLDERS

Dear Shareholders;

As previously reported, a lack of operating capital made it necessary for the Company to cease all marketing and sales activities in May 2001. The Company expects that no sales or marketing activities will take place until the Company either obtains sufficient operating capital to execute its sales and marketing initiatives or finalizes a merger/acquisition transaction.

The discussions with a Japanese corporation regarding a potential merger with a designee of theirs have continued through-out the year. The current expectation that this transaction will be concluded by 30 June 2007.

On 6 November 2005, the Company entered into a Promissory Note loan agreement with the Japanese corporation. The loans resulted from the interest by the Japanese and the Company to have PeakSoft Multinet Corp merge with an affiliate of the Japanese corporation. Accordingly, the Japanese corporation has advanced funds to PeakSoft for day to day operations until the merger decision is made. Upon closing of the potential merger, it is anticipated that CDN$ 125,000 of the amount advanced will apply to the purchase price. It is also anticipated that any amounts in excess of the $125,000 will be converted to common shares at CDN$0.26 per share. Interest accrues at a nominal interest rate per annum and the principle amount of the loan is secured by the pledge of shares in PeakSoft that I own. The interest accrued and charged will also be applied to the purchase price of PeakSoft. All of this naturally will be subject to the approval of the shareholders and regulatory agencies.

Completion of the transaction with Alma Inc. and the companies associated with it is subject to a number of uncertainties and conditions. The transaction cannot close until a number of orders have been made by the Securities Commissions of the Provinces of British Columbia, Alberta and Ontario, and until it has been approved by PeakSoft's shareholders. There can be no assurance that this transaction will be completed as proposed or at all.


Sincerely yours,

/s/ "T.W. Metz" (signed)
----------------------------
Timothy W. Metz
Chairman and Chief Executive Officer
13 February 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

Three Month Period Ended December 31, 2006 Compared to Period Ended December 31, 2005

The following discussion should be read in conjunction with the financial statements and the notes thereto:

General and administrative expenses increased from CDN $92,094 in 2005 to CDN $102,498 in 2006, an increase of $10,404 or 11.20%.

Selling and marketing expenses remained at CDN $0 for the quarter ended December 31, 2006 as it was in the comparable period in 2005. This was due to management's focus on merger/acquisition activities and the cessation of marketing and sales activities.

Research and development expenses remained at CDN$0 for the quarter ended December 31, 2006. This was due to management's focus on merger/acquisition activities and the cessation of research and development activities.

Amortization remained at CDN $0 for the quarter ended December 31, 2006. No new fixed assets were acquired.

The loss per common share remained unchanged at CDN $0.05 per share for the quarter ended December 31, 2005 to December 31, 2006.

The loss for the third quarter ended December 31, 2006 was CDN $194,214, up from CDN $183,809, an increase of 5.6%.


LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2006, the Company had a cash balance of CDN $266.

Capital assets remained at CDN $0 for the period ended December 31, 2006 as it was in the comparable period in 2005 due to all capital assets being transferred to Peak.com Inc., which was sold to IncuLab in November 2000.

Net assets decreased to CDN $266 for the period ended December 31, 2006 from CDN $380 for the period ended December 31, 2005.

Loans payable and long-term debt increased from CDN $9,473,743 for the period ended December 31, 2005 to CDN $10,276,725 in the comparable period of 2006. This increase was primarily due to interest accrued on notes payable but not paid along with accrued salary expense.

                                NOTICE TO READER







We, the management, have compiled the consolidated balance sheet of PeakSoft Multinet Corp. as at 31 December 2006 and the consolidated statements of operations and deficit and changes in cash flows for the quarter then ended. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information nor attempted to determine whether the statements contain departures from Canadian generally accepted accounting principles. Readers are cautioned that these statements may not be appropriate for their purposes. Our auditor has not reviewed these financial statements.

 /s/ "T.W. Metz" (signed)
-------------------------
Timothy W. Metz
President/CEO/Chairman
Bellingham, WA, U.S.A.
13 February 2007


CONSOLIDATED BALANCE SHEET (IN CANADIAN DOLLARS)
(Prepared by Management - Unaudited)
December 31, 2006 and 2005

----------------------------------------------------------------------------------------------------------------
                                                              Quarter               Quarter                Year
                                                               Ended                 Ended                Ended
                                                              31 Dec                31 Dec                30 Sep
                                                               2006                  2005                  2006
                                                                 $                     $                    $
----------------------------------------------------------------------------------------------------------------

ASSETS
            CURRENT ASSETS:

            Cash                                                 266                   380                  302

            ----------------------------------------------------------------------------------------------------
                                                                 266                   380                  302
            ====================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY

            CURRENT LIABILITIES:

            Accounts payable and accrued liabilities          55,117                47,788               65,520
            Salaries payable                                 372,926               382,056              392,014
            ----------------------------------------------------------------------------------------------------

                                                             428,043               429,844              457,534

            LONG TERM LIABILITIES:

            Loans payable                                  7,763,458             7,346,976            7,668,966
            Other Long-Term debt                           2,513,267             2,126,767            2,384,090
            ----------------------------------------------------------------------------------------------------

                                                          10,276,725             9,473,743           10,053,056
            ----------------------------------------------------------------------------------------------------

                                                          10,704,768             9,903,587           10,510,590
            ====================================================================================================


            SHAREHOLDERS' EQUITY:

            Share capital                                  9,019,271             9,019,271            9,019,271

            Accumulated deficit                           19,723,773            18,922,478           19,529,559
            ----------------------------------------------------------------------------------------------------

                                                         (10,704,502)           (9,903,207)         (10,510,288)

----------------------------------------------------------------------------------------------------------------
                                                                 266                   380                  302
================================================================================================================


                                                          -7-

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT (IN CANADIAN DOLLARS)
(Prepared by Management - Unaudited)
December 31, 2006 and 2005

-------------------------------------------------------------------------------------------------------------------------
                                                 Quarter              Quarter            Three Months         Three Months
                                                  Ended                Ended                Ended                 Ended
                                                 31 Dec                31 Dec               31 Dec               31 Dec
                                                  2006                  2005                 2006                 2005
                                                    $                    $                    $                     $
-------------------------------------------------------------------------------------------------------------------------

SALES                                                 -                   -                     -                    -

COST OF GOODS SOLD                                    -                   -                     -                    -

-------------------------------------------------------------------------------------------------------------------------
                                                      -                   -                     -                    -
OPERATING EXPENSES:
              General and administration        102,498              92,094               102,498               92,094
              Selling and marketing                   -                   -                     -                    -
              Research and development                -                   -                     -                    -
              Amortization                            -                   -                     -                    -
              -----------------------------------------------------------------------------------------------------------
                                                102,498              92,094               102,498               92,094

-------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before the undernoted          (102,498)            (92,094)             (102,498)             (92,094)

Interest on short-term notes                    (91,715)            (91,715)              (91,715)             (91,715)

Debt settlement with creditors                        -                   -                     -                    -

-------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) FROM OPERATIONS                (194,214)           (183,809)             (194,214)            (183,809)


-------------------------------------------------------------------------------------------------------------------------
LOSS                                            194,214             183,809               194,214              183,809

Accumulated deficit, beginning of period     19,529,559          18,738,669            19,529,559           18,738,669

-------------------------------------------------------------------------------------------------------------------------
Accumulated deficit, end of period           19,723,773          18,922,478            19,723,773           18,922,478
=========================================================================================================================

Loss per common share                              0.05                0.05                  0.05                 0.05

Shares Outstanding
                                              3,830,974           3,830,974             3,830,974            3,830,974




                                                          -8-

STATEMENT OF CHANGES IN FINANCIAL POSITION (IN CANADIAN DOLLARS)
(Prepared by Management - Unaudited)
December 31, 2006 and 2005

--------------------------------------------------------------------------------------------------------------------------
                                                    Quarter             Quarter          Three Months         Three Months
                                                     Ended               Ended               Ended               Ended
                                                     31 Dec             31 Dec              31 Dec               31 Dec
                                                      2006               2005                2006                 2005
                                                       $                   $                   $                   $
--------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in):
Operations:
            Net earnings (loss)                     (194,214)           (183,809)           (194,214)            (183,809)
            Items not involving cash:
                 Amortization                              -                   -                   -                    0

            Change in non-cash operating             194,178             183,755             194,178              183,755
                 working capital
            --------------------------------------------------------------------------------------------------------------
                                                         (36)                (54)                (36)                 (54)
            --------------------------------------------------------------------------------------------------------------

Financing:
            Increase (decrease) in
                 Obligation under capital leases           -                   -                   -                    -
            Issuance of notes payable                      -                   -                   -                    -
            Issuance of share capital                      -                   -                   -                    -
            --------------------------------------------------------------------------------------------------------------
                                                           -                   -                   -                    -
            --------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash position                     (36)                (54)                (36)                 (54)

Cash, beginning of period                                302                 434                 302                  434

--------------------------------------------------------------------------------------------------------------------------
Cash, end of period                                      266                 380                 266                  380
==========================================================================================================================

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT - UNAUDITED)

THREE MONTHS ENDED 31 DECEMBER 2006 AND 2005


The Company is incorporated under the Laws of Alberta, Canada and its principal business activities are providing Internet software to corporate and individual users, and providing Internet portal facilities.

1. CONTINUING OPERATIONS:

These consolidated financial statements have been prepared using generally accepted accounting principles that are applicable to a going concern, not withstanding that the Company incurred significant operating losses in the current and prior years. This basis of preparation may be inappropriate because significant doubt exists about the appropriateness of the going concern assumption. The Company's ability to continue as a going concern is dependent upon obtaining additional external financing and on the attainment of profitable operations. Management is of the opinion that external financing will remain in place and that additional external financing will be obtained to enable the execution of its plan to concentrate on providing software for vertical markets. For this reason, the financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

2. SIGNIFICANT ACCOUNTING POLICIES:

(a)  PRINCIPLES OF CONSOLIDATION:
The consolidated financial statements include the accounts of the Company and its wholly owned American subsidiary, PeakSoft Multinet Corp.-USA. All significant inter-company transactions and balances have been eliminated on consolidation.

(b)  REVENUE RECOGNITION:
Revenue from product sales is recognized as the products are sold and title to the product is transferred. Revenue from service contracts is recognized when the work is completed.

(c)  FOREIGN CURRENCY TRANSLATION:
Foreign currency transactions entered into directly by the Company as well as the financial statements of the integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at year-end exchange rates. Other balance sheet items are translated at historical exchange rates. Income statement items are translated at average rates of exchange prevailing during the year except for depreciation expense, which is translated at historical rates. Translation gains and losses are included in income except for unrealized gains and losses arising from the translation of long-term monetary assets and liabilities which are deferred and amortized over the remaining lives of related items.

(d)  RESEARCH AND DEVELOPMENT:
Research costs are charged to operations as incurred. Development costs are charged to operations as incurred unless they meet the criteria for deferral under generally accepted accounting principles.

(e)  USE OF ESTIMATES:
The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of net recoverable value of assets, in particular as it relates to acquired research and development, useful lives for amortization, recognition of revenue and the determination of deferred revenue.

(f)  FINANCIAL INSTRUMENTS:
The Company has applied retroactively the new accounting standard with respect to the presentation of financial instruments.

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT - UNAUDITED)

THREE MONTHS ENDED 31 DECEMBER 2006 AND 2005


3.  NOTES PAYABLE:
                                                         2006             2005
                                                           $                $
                                                     ---------------------------
               Notes payable inclusive of interest      7,499,163      7,135,292

               Promissory Note                            264,295        211,684
                                                     ---------------------------

                                                        7,763,346      7,346,976
                                                     ---------------------------

     The note payable bears interest at 12% per annum with interest paid quarterly and no specific repayment terms.

     On 06 November 2005, the Company entered into a Promissory Note loan agreement with a Japanese corporation. The loans resulted from the interest by the two parties to have PeakSoft Multinet Corp. merge with an affiliate of the Japanese corporation. Accordingly, the Japanese corporation has advanced funds to PeakSoft Multinet Corp. for day to day operations until the merger decision is made. Upon closing of the merger, the initial CDN$125,000 loan will be applied to the purchase price of PeakSoft. Any amounts in excess of the $125,000 will converted to common shares at $0.26 per share. Interest accrues at a nominal interest rate per annum and the principal amount of the loan is secured by the pledge of shares in PeakSoft Multinet Corp, owned by the President. The interest accrued and charged will also be applied to the purchase price of PeakSoft Multinet


4. FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The methods and assumptions used to estimate the fair value of each class of financial instruments for which it is practical to estimate a value are as follows:

         (a)      SHORT-TERM FINANCIAL ASSETS AND LIABILITIES:
         The carrying amount of these financial assets and liabilities are a reasonable estimate of the fair values because of the short maturity of these instruments. Short-term financial assets comprise cash and accounts receivable. Short-term financial liabilities comprise accounts payable and accrued liabilities.

         (b)      LONG-TERM FINANCIAL LIABILITIES:
         The carrying value of long-term financial assets and liabilities are a reasonable estimate of the fair values.

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT - UNAUDITED)

THREE MONTHS ENDED 31 DECEMBER 2006 AND 2005

5. SHARE CAPITAL:
                                                                           SHARES        AMOUNT
                                                                             #              $
                                                                      -----------------------------
         AUTHORIZED:
         Unlimited voting common shares without par value

         ISSUED:
         Balance, 01 October 1994                                         82,036          94,580
         Issued amount year ended 30 September 1995:
                  Issued to founders                                     293,018              --
                  Issued for cash                                        324,287         948,865
                  Issue for services and technology                       19,407          45,700
                  Less share issuance costs                                   --        (193,278)
         Issued amount year ended 30 September 1996:
                  Issued for cash                                        143,893         667,500
                  Issued for services and technology                     213,026       1,835,537

         Issued amount year ended 30 September 1997:
                  Issued for cash                                        443,158       2,496,498
                  Issued for services and technology                      11,855          75,969
                  Less share issuance costs                                   --        (191,916)
         Issued amount year ended 30 September 1998:
                  Issued for cash                                        211,497         623,281
         Issued amount year ended 30 September 1999:
                  Issued for cash                                      2,052,743       2,981,847
                  Less share issuance costs                                   --        (429,128)
         Issued amount year ended 30 September 2000:
                  Issued for services                                     36,054          63,816
                                                                      -----------------------------

         Balance, 31 December 2006, 2005, 2004, 2003, 2002, 2001       3,830,974       9,019,271
                                                                      =============================

6. LOSS PER COMMON SHARE:

         Loss per common share is based on the weighted average number of common shares outstanding during the year.

7. RELATED PARTY TRANSACTIONS:

         The following are related party transactions, not already disclosed elsewhere in the notes to the financial statements for the first three months ended December 31, 2006 and 2005:

                                                          2006           2005
                                                            $              $
                                                         -----------------------

         Salaries to directors and officers:              82,601         86,784
         Interest accrued on notes due to shareholders:   91,715         91,715
                                                         -----------------------

                                                         174,316         178,499
                                                         =======================

         These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by related parties.

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT - UNAUDITED)

THREE MONTHS ENDED 31 DECEMBER 2006 AND 2005


8.  UNITED STATES GAAP RECONCILIATION:

         The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States as summarized below:

         (a) LOSS AND LOSS PER SHARE FOR THREE MONTHS ENDED DECEMBER 31, 2006 AND 2005:

                                                                2006             2005
                                                                 $                 $
                                                            -----------------------------
         Loss in accordance with Canadian GAAP                194,214           183,809

                                                            =============================

         Loss in accordance with United States GAAP           194,214           183,809
                                                            -----------------------------

         Loss per common share                                  $0.05            $ 0.05
                                                            -----------------------------
         Weighted average number of shares used
         for calculation                                      3,830,974       3,830,974
                                                            -----------------------------


         (b)      BALANCE SHEET:
                  The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

                                                  31 DECEMBER 2006                        31 DECEMBER 2005

                                            CANADIAN          UNITED STATES           CANADIAN       UNITED STATES
                                              GAAP                GAAP                  GAAP              GAAP
                                               $                    $                     $                 $
                                          --------------------------------------------------------------------------

                  Accumulated deficit     19,723,773          19,0140,085             18,922,478         18,211,790
                                          ==========================================================================

         (c)      STATEMENT OF CASH FLOWS:
                  Cash used in operations and cash provided by financing activities would decrease by 2006 - $ nil and 2005 - $ nil.

         (d)      RESEARCH AND DEVELOPMENT:
                  In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination is charged to operations as it is incurred.

         (e)      STOCK BASED COMPENSATION:
                  The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for the options issued under the Company's stock option plan. Under APB 25, no compensation expense has been recognized for its stock based compensation plans.

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT - UNAUDITED)

THREE MONTHS ENDED 31 DECEMBER 2006 AND 2005


         The Company has elected the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation," for United States GAAP purposes. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's loss and loss per share under United States GAAP would have been adjusted as follows:

                                                       2006               2005
                                                        $                   $
                                                    ----------------------------

         Loss - as reported                          194,214             183,809
         Loss per common share - as reported            0.05                0.05
         Loss per common share - adjusted               0.05                0.05


         The fair value of each option grant is estimated on the date of the grant using the following assumptions:

                                                     2006             2005
                                                  ------------------------------

         Expected dividend yield                      0%               0%
         Expected stock price volatility            n/a.             n/a.

         Risk-free interest rate                    n/a.             n/a.
         Expected life of options                   n/a.              n/a.

         (f)      TAXATION:
                  For U.S. GAAP purposes, income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes." FAS 109 requires the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing asset and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets to the extent it is not more likely than not that such deferred tax assets will be realized. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.


9. COMMITMENTS:

         The Company has committed to reimbursing an officer for salaries unpaid. The amount recorded in the account is USD $2,283,075. The committed salary for the 2007 fiscal year is USD $343,665.

10. SUBSEQUENT EVENTS:

         On January 23, 2007, CDN $5,134 and USD $24,608 were paid by a Japanese company to various PeakSoft creditors for the purpose of paying current outstanding invoices.

11. INCOME TAXES:

         The Company has non-capital losses from foreign and Canadian operation available for offset against future taxable income totaling approximately USD $5,200,000 in the United States and CDN $9,000,000 in Canada.

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT - UNAUDITED)

THREE MONTHS ENDED 31 DECEMBER 2006 AND 2005





         The following is subject to regulatory and shareholder approval:

         (a) The Company has resolved to convert certain debts for shares at CDN$0.26 per share. If the shares for debt arrangement were to be in effect at this quarter end, the liabilities and shareholders' equity on the balance sheet would approximately be as follows:

                                                     2006             2005
                                                       $                $
                                                  ------------------------------

               Liabilities                            -                 -

               Shareholder's Equity
               Share Capital                        18,038,542      18,038,542
               Accumulated Deficiency              (19,723,773)    (18,922,478)
                                                  ------------------------------

                                                    (1,685,231)       (883,936)
                                                  ==============================

         (b) Subsequent to the approval and issuance of the shares pursuant to the shares for debt conversions, the Company will have 26,973,525 shares outstanding.

COMPANY INFORMATION:

Corporate Headquarters

PeakSoft Multinet Corp
3930 Meridian Street, Suite C117
Bellingham, WA 98226
USA
Tel: (360) 961-1419


Investor Relations

PeakSoft Multinet Corp.
(360) 961-1419

Stock Listing

PeakSoft Multinet Corp. common stock is listed on the TSX-V - NEX under the symbol PKS.H


Auditor

Gordon K. W. Gee, Chartered Accountant
#601 - 325 Howe Street
Vancouver, BC V6C 1Z7
Tel: (604) 273-7575     Fax: (604) 273-8475

Corporate Counsel

Calvin Patterson
Barristers & Solicitors
Suite 107 - 20644 Eastleigh Crescent
Langley, BC V3A 4C4
Tel: (604)-533-4708   Fax: (604)-533-4758



Transfer Agent

Computershare Trust Company of Canada, Calgary, Alberta


Directors

Timothy W. Metz, Chairman of the Board
Simon Arnison, Director
Jesyka Anne Clarkson, Director


Management

Timothy W. Metz, Chief Executive Officer and President



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